June 3, 2019

Bradley Robinson
Chief Executive Officer
Predictive Technology Group, Inc.
2749 Parleys Way, Suite 101
Salt Lake City, UT 84019

       Re: Predictive Technology Group, Inc.
           Registration Statement on Form 10-12G
           Filed December 6, 2018
           File No. 000-56008

Dear Mr. Robinson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction